Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com NASDAQ: MAKO | TSXV: MKO

April 15th, 2026
NASDAQ: MAKO; TSX-V: MKO

Mako Mining Announces Q1 2026 Production Results with Record Production of 13,721
Au oz., Revenue of ~US$69 Million, Debt Free and Cash Position of US$96.1 Million

Mako Mining Corp. (Nasdaq: MAKO; TSX-V: MKO) ("Mako" or the "Company") is pleased to provide its first quarter 2026 ("Q1 2026") production results for the Company's San Albino gold mine ("San Albino") in northern Nicaragua and the Moss Mine in Arizona ("Moss Mine"), as well as to provide an update on its two advanced development projects in the United States and Guyana. Certain figures in this news release may not sum precisely due to rounding. Unless otherwise indicated, all amounts are expressed in U.S. dollars.

Q1 2026 San Albino Operational Highlights

  50,233 tonnes mined, containing 12,538 ounces ("oz") of gold ("Au") at an average grade of 7.76 grams per tonne ("g/t") Au and 12,460 oz of silver ("Ag") at 7.71 g/t Ag
    31,033 tonnes mined from diluted vein material containing 10,613 oz Au at 10.64 g/t Au and 10,476 oz Ag at 10.50 g/t Ag
    19,200 tonnes mined from historical dump and other mineralized material above cutoff grade ("historical dump + other") containing 1,925 oz Au at 3.12 g/t Au and 1,984 oz Ag at 3.21 g/t Ag
    43.9:1 strip ratio
  53,638 tonnes milled containing 13,277 oz Au and 13,274 oz Ag grading 7.70 g/t Au and 7.70 g/t Ag
    55% and 45% from diluted vein and historical dump and other, respectively
    614 tonnes per day ("tpd") milled at 97% availability
    Mill recovery of 80.1% for gold
  At quarter end, the stockpile was estimated at 124,350 tonnes at an average grade of 2.65 g/t Au for contained Au of 10,558 oz

Q1 2026 Mako Financial Highlights

  Mako total gold sales of 13,721 oz Au for total revenue of $68.6 million in Q1 2026
    San Albino Mine sales of 10,398 oz Au at $4,901(2) per ounce
    Moss Mine sales of 3,323 oz Au at $4,912 per ounce
  Delivered 274 oz Au in connection with gold stream related to the purchase of the Mt. Hamilton Project

  Cash balance and trade receivables of $96.1 million as of March 31st, 2026, after a previously accrued 2025 $13.2 million annual tax payable was paid

(2) Gold Price before Sailfish Adjustments. For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

Akiba Leisman, Chief Executive Officer of Mako states that "Q1 2026 was another very strong quarter for the Company. Gold sales were a record 13,721 ounces at a record average gold price of $4,904 per ounce, generating $68.6 million in revenue for the quarter, which was 36% higher than last quarter, which in turn was the previous record for the Company by over 30%. Cash and trade receivables increased by $18 million after paying a previously accrued $13.2 million annual tax payable. Moss is continuing to ramp-up to steady state production. We expect to access the higher-grade part of the deposit late this year, which is expected to have a further meaningful contribution to the Company's cash flow.  The draft Environmental and Social Impact Assessment has been submitted to the Guyana Environmental Protection Agency, and the Company will commence construction at Mt. Hamilton in Nevada over the course of the next few weeks.  Mako is currently debt free with a cash position of $96.1 million and generating a significant amount of cash from its 2 operating assets. These financial resources are currently more than sufficient to complete the development of both of the Company's development assets."

Table 1 - Operating Results San Albino and Moss

	Units	Q1 2026

SAN ALBINO
Tonnes Mined	t	50,233
Tonnes Milled	t	53,638
Feed Grade Gold	g/t	7.70
Gold Recovery	%	80.1%
Gold Sold	oz	10,398
Avg. Realized Gold Price**	US$/oz	4,901

MOSS MINE
Tonnes Mined	t	1,550,906
Ore Stacked	t	490,156
Grade Gold	g/t	0.28
Grade Silver	g/t	1.78
M/C Au recovery	%	87.1%
M/C Ag Recovery	%	94.1%
Gold Sold	oz	3,323
Silver Sold	oz	16,023
Avg. Realized Gold Price	US$/oz	4,912
Avg. Realized Silver Price	US$/oz	83

Table 1 - Detailed Operating Results for San Albino (Q2 2025 - Q1 2026)

	Units	Q2 2025	Q3 2025	Q4 2025	Q1 2026

Mined
Diluted Vein
Tonnes	t	25,022	20,854	34,600	31,033
Gold Grade	g/t	9.92	8.43	9.65	10.64
Silver Grade	g/t	10.97	8.14	9.56	10.50
Contained Gold	oz	7,981	5,654	10,740	10,613
Contained Silver	oz	8,829	5,459	10,636	10,476
Historical Dump + Other*
Tonnes	t	29,332	28,057	22,977	19,200
Gold Grade	g/t	3.11	2.92	2.93	3.12
Silver Grade	g/t	3.88	3.18	3.20	3.21
Contained Gold	oz	2,930	2,636	2,166	1,925
Contained Silver	oz	3,662	2,872	2,368	1,984
Waste
Tonnes	t	2,081,322	2,500,885	2,241,182	2,203,947
Phase 2 - Capitalized Waste	t	177,544	0	0	0
Strip Ratio (1)	w:o	38.3	51.1	38.9	43.9
Milled
Diluted Vein	%	41%	36%	53%	55%
Historical Dump + Other*	%	59%	64%	47%	45%
Tonnes	t	52,705	52,554	54,076	53,638
Gold Grade	g/t	6.58	5.00	6.77	7.70
Silver Grade	g/t	7.58	5.36	6.92	7.70
Contained Gold	oz	11,153	8,454	11,767	13,277
Contained Silver	oz	12,847	9,061	12,039	13,274
Mill Availability	%	97%	97%	98%	97%
Average Tonnes per Day	t/day	595	591	599	614
Recovered
Gold Recovery	%	80.3%	81.4%	81.8%	80.1%
Gold Recovered	oz	8,961	6,879	9,621	10,640
Gold Sold	oz	10,104	6,918	9,307	10,398
Avg. Realized Price Gold **	US$/oz	3,323	3,452	4,340	4,901

* Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

** Average realized gold price per ounce sold is calculated by dividing total gold revenue by the total gold ounces sold into the spot market and before deductions from Sailfish. For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

(1) Strip Ratio calculation does not include waste material that is capitalized

For complete details, please refer to the audited consolidated financial statements and the associated management's discussion and analysis for the year ended December 31, 2025, available under the Company's profile on SEDAR+ (www.sedarplus.ca), on EDGAR at www.sec.gov or on the Company's website (www.makominingcorp.com).

Non-GAAP Measures

The Company has included certain non-GAAP financial measures and non-GAAP ratios in this press release such as Average realized gold price per ounce sold. These non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In the gold mining industry, these are commonly used performance measures and ratios, but do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow.

"Average realized gold price per ounce sold" is calculated by dividing total gold revenue by the total gold ounces sold into the spot market before deductions from Sailfish.

Table 2 - San Albino Quarter-End Stockpile Statistics

	Units	Q2 2025	Q3 2025	Q4 2025	Q1 2026

Historical Dump + Other**
Tonnes	t	127,897	124,254	127,755	124,350
Gold Grade	g/t	2.52	2.55	2.76	2.65
Contained Gold	oz	10,352	10,188	11,328	10,558

** Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

Moss Mine

During Q1 2026, the Moss Mine maintained strong safety and environmental performance, completing the quarter with no lost-time injuries and no reportable environmental incidents. Operations remained in compliance with all applicable safety and environmental regulations, underscoring the site's commitment to safe and responsible operations. Operational performance improved compared to the fourth quarter of 2025 ("Q4 2025"). Mining activities were more consistent throughout the quarter, and processing performance improved month over month, with March representing the strongest operating month to date. These improvements were supported by better equipment availability and more stable plant operations. Gold ounces placed on the heap leach pad and gold recovered through processing increased compared to the prior quarter, reflecting improved operational consistency and steady performance across the mining and processing areas.

Eagle Mountain Gold Project

On March 25, 2026, the Company submitted to the Guyana Environmental Protection Agency ("EPA") the Environmental and Social Impact Assessment ("ESIA"). The ESIA reflects the Project's baseline studies for environmental, social, cultural, engineering, community engagement as well as expected impacts and mitigation measures. Its filing marks a critical step in the regulatory review process in respect of the Environmental Authorization to be issued by the EPA.

For the engineering and project design programs, Q1 2026 activities included a continuation of geotechnical drilling using the Company-owned drill rig in the areas planned for mine tailings, waste dumps, and the processing plant. Additional activities included preparations for infill and expansion drilling, focusing on mineralization below the pit outlines defined in the 2024 PEA(1), and drilling to generate samples for follow-up metallurgical tests, with a focus on generating additional hardness data and the associated mill design parameters for the deeper fresh rock mineralization in the Eagle Mountain deposit.

(1) The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For additional information see the NI 43-101 technical report entitled "Preliminary Economic Assessment for the Eagle Mountain Gold Project, Guyana" dated March 1, 2024, with an effective date of January 16, 2024, which is available under Mako's profile at www.sedarplus.ca.

Grant of Options and RSUs

As previously reported on April 1,2026, the Company granted an aggregate of 566,800 stock options under the terms of the Company's Omnibus Incentive Plan (the "Plan") to the Company's executive officers and certain other employees and contractors effective April 8, 2026. The option exercise price is C$ 8.80, which was equal to the 5-day VWAP on the TSXV ending on the last trading day prior to the date of the Option grant, with a maturity of 5 years. The vesting schedule will be in four equal annual installments (25%) on the first, second, third and fourth anniversaries of the date of grant.

The Company also granted 640,124 restricted share units of the Company under the terms of the Plan to its executive officers and certain other employees and contractors effective April 8, 2026, with a restricted period ending in 2029. The restricted share units will vest one-third annually, based on the date of grant, over 3 years. Finally, the Company also granted 84,198 deferred share units of the Company under the terms of the Plan to its directors.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

Qualified Person

John Rust, a metallurgical engineer and qualified person (as defined under NI 43-101) has read and approved the technical information contained in this press release. Mr. Rust is a senior metallurgist and a consultant to the Company.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a fully permitted heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Forward-Looking Information:  Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date such statements forward looking statements include that: expectations stated regarding Q1 2026 production at San Albino and financial highlights for the Company, expected timing for development activities at Eagle Mountain and ramp up activities at the Moss Mine and construction plans at Mt. Hamilton. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, uncertainty related to mining exploration and development activities and shifts in the timing thereof; political risks and uncertainties involving the Company's mineral properties; the inherent uncertainty of cost estimates and the potential for unexpected costs and expense; commodity price fluctuations and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca and EDGAR at www,sec,gov. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with the Company's expectations regarding the Company's Q1 2026 production and operating results at San Albino gold project, financial highlights for Q1 2026 and current corporate updates, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Regarding Mineral Disclosure

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.